October 19, 2007
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attn:	Mr. Hugh West, Accounting Branch Chief Ms. Sharon Blume, Staff Accountant

RE:	First Charter Corporation Form 10-K for the Fiscal Year Ended December 31, 2006 Filed April 5, 2007 File No. 0-15829
Dear Mr. West and Ms. Blume:
The purpose of this letter is to provide the Staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) supplemental information in response to your letter dated August 15, 2007 providing comments on the above referenced filing.
For reference purposes we have repeated the text of your original comment and then provided the supplemental information to First Charter Corporation’s (the “Corporation”) original response.
Consolidated Statements of Cash Flows, page 68

Comment 3:	We note you incurred debt extinguishment expenses and derivative termination costs of $6.8 million and $7.7 million, respectively during the fourth quarter 2005, resulting from the de-leveraging of your balance sheet. Please tell us the specific line item(s) in which these amounts are reported on your Consolidated Statements of Cash Flows.

Supplemental Response:	In future filings, we will provide appropriate disclosure as to the nature of the error noted in the 2005 Statement of Cash Flows.

Comment 4:	We note your disclosure on page 81, that the cash portion of consideration paid to acquire GBC totaled $30.6 million. We also note that cash and cash equivalents acquired totaled $21.4 million according to your statements of net assets acquired on page 82. Please reconcile these amounts to the $27 million reported in the line item “cash paid in business acquisitions, net of cash acquired” on your Consolidated Statements of Cash Flows.

Supplemental Response:	In future filings, we will provide appropriate disclosure as to the nature of the error noted in the 2006 Statement of Cash Flows.
Note 13 — Premises and Equipment, page 94

Comment 7:	We note your disclosure that in the fourth quarter of 2005, the Corporation corrected the net book value of premises and equipment to reflect the value of the assets in the fixed asset records and that the net amount of the correction of $1.4 million was recognized as a current period reduction of occupancy and equipment expense on the consolidated statements of income. Please provide us with the following additional information regarding this correction:
•	tell us whether you determined your prior accounting to be in error;

•	if you determined that a restatement of your historical financial statements was not required, provide us with a qualitative and quantitative assessment of materiality for the related quarterly and annual periods which supports your determination; and

•	if you continue to provide the aforementioned disclosure in your future filings, please revise to clearly describe the nature of the accounting change.

Supplemental Response:	We acknowledge that a SAB No. 99 analysis usually evaluates the impact of an error in relationship to the period in which the error arose. However, the Corporation has not been able to determine the period (or periods) in which the error originally occurred. As a result, we evaluated the impact of the error in relationship to the period in which the error was corrected.
We have reviewed the above responses with our independent public accountants, KPMG LLP.
The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the SEC that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have further questions or require additional clarifying information, please call me at (704) 688-4661.
Sincerely,
/s/ Sheila A. Stoke
Sheila A. Stoke
Senior Vice President
Corporate Controller